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E. William Bates, II Direct Dial: 212-556-2240 Direct Fax: 212-556-2222 wbates@kslaw.com

April 27, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Embarq Corporation
Amendment No. 2 to Form 10
Filed April 10, 2006
File No. 01-32732

Amendment No. 2 to Form S-1
Filed April 14, 2006
File No. 333-131747

Ladies and Gentlemen:

On behalf of Embarq Corporation (“Embarq”), we are delivering this letter in response to the Staff’s oral request. As we have previously indicated, Embarq originally filed Exhibits 10.1 and 10.2 (the transition services agreements) in the above referenced registration statement on Form 10 out of an abundance of caution because the cumulative impact of all of the services provided or received pursuant to the separate service arrangements might, in some circumstances, be viewed as being material to Embarq.

As we have discussed with the Staff, the approximately 170 separate agreements relating to services to be provided by Embarq and Sprint Nextel Corporation (“Sprint Nextel”) to each other on a transitional basis for periods not to exceed 24 months are contractually independent of each other (i.e., the performance, breach or termination of any one of the arrangements does not affect the rights or obligations of the parties under any of the other arrangements). In this sense, the various exhibits were essentially to be individual and discrete service orders or work orders that should be looked at individually rather than in the aggregate. The independence of the service arrangements has always been a key feature of the service arrangements because it allows both Embarq and Sprint Nextel to elect to terminate specific service arrangements and meet their respective service needs through other means.

Securities and Exchange Commission

April 27, 2006

In these circumstances, neither Embarq nor Sprint Nextel had intended that the exhibits that describe in detail the services provided would be filed or otherwise become public both because the separate agreements contemplated by the exhibits are not material and because they contain confidential and proprietary information concerning costs, operating details and procedures, and service levels. It is not appropriate to evaluate the materiality of these arrangements in the aggregate because none of the parties’ rights or obligations under these separate service arrangements is dependent or conditioned on the continued effectiveness or performance of any of the other service agreements. This conclusion is not altered by the fact that it was originally contemplated that the separate agreements would incorporate the common set of general terms specified in the transition services agreements.

Moreover, the disclosure of confidential and proprietary information that may occur as a result of the filing of the detailed service orders would be harmful to both Embarq and Sprint Nextel. While we are aware of the availability of confidential treatment, we do not believe that such procedures necessarily assure that information that Sprint Nextel or Embarq believes is proprietary to it will not enter the public domain. Finally, and perhaps most significant, the disclosure of the detailed information contained in these transition service agreements is neither meaningful nor relevant to investors.1

As noted above, the original two transition service agreements were proposed to be structured as “master” agreements under which the various separate services would be provided. The approach of using the two transition services agreements as “master” agreements with numerous exhibits and schedules was chosen because it was procedurally convenient to Embarq and Sprint Nextel and avoided the necessity of entering into and administering different common terms for the approximately 170 separate agreements relating to the discrete services to be provided on a transitional basis. While the master agreements, including the common terms for the services, were executed (without the separate exhibits or schedules that embodied the economic and other terms on which the services were to be provided), no services have been provided under them and a number of the anticipated exhibits have not yet been finalized by the parties.

Given the separate nature of the service arrangements, Embarq and Sprint Nextel have elected to change the structure of the contractual arrangements replacing the “master” agreement structure originally contemplated with separate agreements for each different service to be provided. Under this structure, each agreement will relate to a different service, have a separate

[1]	The total number of pages of the approximately 170 separate agreements runs into the thousands and includes proprietary and confidential cost, operating details and procedures, and service level detail information, the disclosure of which would be competitively harmful to the parties and would provide no corresponding benefit to investors.

Securities and Exchange Commission

April 27, 2006

pricing structure (based on calculated cost) and be terminable at will (with 30 days notice in some cases) by the party receiving the service. As has always been the understanding between Embarq and Sprint Nextel, a number of different subsidiaries of Embarq and Sprint Nextel will provide and receive the relevant services, no agreement will be dependent on the continued effectiveness of any other agreement, and a default under or termination of any of the agreements will not affect the parties’ rights or obligations under any other agreement. As noted, a number of these agreements have not been finalized, and new agreements not initially contemplated are being or may in the future be negotiated, which accounts for the increase in the original referenced 140+ agreements to the approximately 170 currently expected to be executed.

We understand the Staff’s concern that splitting up the master agreements as we have described above might be viewed as an effort by Embarq to avoid providing material information to investors. We would like to assure the Staff that this is not the case as none of the services to be provided is material to either Embarq or Sprint Nextel. We also believe that Item 601(b)(10) does not require that multiple agreements comprising different subject matter must be aggregated to form in effect a single agreement for purposes of materiality in circumstances, as here, where there is no contractual linkage between the separate agreements. Embarq estimates that, on an aggregate basis, the total amount that it expects to be paid by Sprint Nextel for transition services under separate agreements during the next 12 months will approximate $30 million, which is not material to Embarq which had over $6.3 billion in annual revenues in 2005. Likewise, it is estimated that the total amount that Embarq expects to pay Sprint Nextel for all of the services provided under these separate agreements during the 12 months following the distribution date will be approximately $90 million, or less than 2% of Embarq’s 2005 operating expenses, which is also not material to Embarq. For example, the largest single agreement, with an estimated $36 million annual cost, provides for Sprint Nextel to provide services for printing and mailing to Embarq customers. Only a few of the agreements involve payments in excess of $5 million per year.

While not necessarily determinative, we note that based on our review of other precedent transactions, we are also not aware of other spin-offs in which the level of detailed information that the Embarq/Sprint Nextel individual agreements would provide has been filed with the transition services agreements (most of which contemplated exhibits, schedules or subsequent written arrangements as part of such agreements that were not filed) utilized by other spin-off registrants.

As we have previously noted for the Staff, the timing of the spin-off transaction is dependent upon the Staff’s completion of its review of this and the registration issue previously noted in our discussions with the Staff, as we understand all the accounting comments have been resolved. We would appreciate the opportunity to talk with you by telephone this morning (Thursday, April 27th) so that we can resolve this and any other remaining issues or concerns that the Staff may have. We would very much like to receive clearance of the Embarq filings as soon as possible and no later than early Friday morning as the Sprint Nextel board of directors has scheduled a Friday afternoon board meeting to consider the declaration of the spin-off dividend. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2240 or Ms. Clair Fitzgerald at 212-556-2359.

Securities and Exchange Commission

April 27, 2006

Thank you for your assistance.

Very truly yours,

/s/ E. WILLIAM BATES, II
E. William Bates, II

cc:	Ms. Cheryl Grant, Staff Attorney
Ms. Kathleen Krebs, Special Counsel
United States Securities and Exchange Commission

Mr. Thomas A. Gerke
Ms. Claudia S. Toussaint
Embarq Corporation